UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One):	[_ ] Form 10-K	[_ ] Form 20-F	[_ ] Form 11-K	[_ ] Form 10-Q
	[_ ] Form 10-D	[X] Form N-SAR	[_ ] Form N-CSR

For Period Ended: __May 31, 2008
[_ ]	Transition Report on Form 10-K
[_ ]	Transition Report on Form 20-F
[_ ]	Transition Report on Form 11-K
[_ ]	Transition Report on Form 10-Q
[_ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION John Hancock Preferred Income Fund III Full Name of Registrant

601 Congress Street

Address of Principal Executive Office (Street and Number)

Boston, MA 02210 City, State and Zip Code

PART II RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail why Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

The John Hancock Preferred Income Fund III (the “Registrant”) submitted its Form N-SAR filing for the period ended May 31, 2008 on July 30, 2008. Due to difficulty in assembling the components of the Form N-SAR filing, however, the Registrant transmitted the Form N-SAR filing shortly after 5:30 p.m. on July 30, 2008.

PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

_ Gordon M. Shone	(617) 663-2168______________
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X __ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No __X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

John Hancock Preferred Income Fund III (Name of Registrant as Specified in Charter)

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 31, 2008	/s/ Gordon M. Shone
By: Gordon M. Shone
Title: Fund Treasurer